Exhibit 99.1

Caesarstone Reports First Quarter 2015 Results

• First Quarter Revenue Up 14.2% to a First Quarter Record of $107.8 million
• Net Income attributable to Controlling Interest Up 23.3% to $16.4 million
• First Quarter diluted EPS up 24.3% to $0.46
• Maintains Full Year Guidance for Sales and Adjusted EBITDA

MP MENASHE, Israel--(BUSINESS WIRE)-- Caesarstone Sdot-Yam Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its first quarter ended March 31, 2015.

Revenues in the first quarter of 2015 increased by 14.2% to $107.8 million compared to $94.4 million in the same quarter of the prior year. Growth in revenues was driven primarily by a continued increase in U.S. sales, which were up 27.6% to $48.0 million compared to $37.6 million in the same period in the prior year.  On a constant currency basis, first quarter revenue growth was 22.9% compared to the same period of the prior year, also reflecting strength in Canada and Australia.

Yosef Shiran, Chief Executive Officer, commented, "We are excited to see continued momentum for the Caesarstone brand, particularly in our key markets, the United States, Canada and Australia, where our growth remains strong. Caesarstone continues to be a market leader, known for quality and innovation. We are happy to announce the commencement of production at our new U.S facility, which is currently in commissioning stage, and we look forward to seeing the benefit of our additional capacity."

Gross margin in the first quarter was 42.0% compared to 41.5% in the same period in the prior year. This year-over-year increase was driven primarily by favorable product mix, benefits of scale and improved utilization of production lines in Israel.  These factors were partially offset by negative exchange rate fluctuations, start-up costs related to the U.S. manufacturing facility and continued growth in lower-margin fabrication and installation revenue in North America.

Operating expenses in the first quarter were $24.6 million, or 22.8% of revenues. This compares to the prior year first quarter level of $21.9 million, or 23.2% of revenues. The improvement compared to the prior year was primarily due to leverage associated with the revenue growth.

Operating income in the first quarter was up 20.1% to $20.7 million, representing an operating margin of 19.2%, compared to $17.3 million, an operating margin of 18.3%, in the first quarter of 2014.

Adjusted EBITDA, which excludes share-based compensation expense, increased by 15.3% to $25.5 million in the first quarter, a margin of 23.7%. This compares to adjusted EBITDA of $22.1 million, a margin of 23.4% in the first quarter of the prior year.

Finance expenses in the first quarter were $1.9 million compared to $1.6 million during the same period in the prior year. The increase was partially due to lower interest income as the Company utilized cash to fund its new U.S. production facility.

The Company reported net income attributable to controlling interest for the first quarter of 2015 of $16.4 million compared to $13.3 million in the same quarter in the prior year. Diluted net income per share for the first quarter was $0.46 on 35.5 million shares compared to $0.37 per diluted share on 35.4 million shares in the prior year's first quarter. On an adjusted basis, net income per share in the first quarter was $0.46 compared to $0.39 in the prior year.

The Company's balance sheet as of March 31, 2015 included cash, cash equivalents and short-term bank deposits of $41.1 million.

The Company’s U.S. manufacturing facility in Richmond Hill, Georgia remains on track, and has begun commissioning for its first line in the U.S., with the second line in the U.S. expected to begin production in the fourth quarter of 2015. The Company increased its expected capital expenditure related to the first and second lines in its new U.S. manufacturing facility from $115 million to $130 million.

Guidance Reiterated

The Company today maintained its revenue guidance for the full year of 2015 of $515 million to $525 million and its expected range of adjusted EBITDA for the full year of $123 million to $129 million.

Conference Call Details

Yosef Shiran, the Company's Chief Executive Officer, and Yair Averbuch, the Company's Chief Financial Officer, will host a conference call today, May 6, 2015, at 8:30 a.m. ET to discuss the results of the first quarter ended March 31, 2015, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-888-504-7963 or +1-719-325-2281 (international). Israeli participants can dial in at 1-80-924-5906. The pass code is 5813505.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 5813505. The replay will be available beginning at 11:30 a.m. ET on May 6, 2015 and will last through 11:59 PM ET May 20, 2015.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; ; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated balance sheets

	As of
U.S. dollars in thousands	March 31, 2015	December 31, 2014
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	$41,130	$54,327
Trade receivables, net	58,890	56,217
Other accounts receivable and prepaid expenses	25,330	22,729
Inventories	90,839	80,212

Total current assets	216,189	213,485

LONG-TERM ASSETS:
Severance pay fund	3,725	3,744
Long-term deposits and prepayments	709	759

Total long-term assets	4,434	4,503

PROPERTY, PLANT AND EQUIPMENT, NET	202,489	172,993

OTHER ASSETS	9,206	10,059

GOODWILL	36,542	37,960

Total assets	$468,860	$439,000

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$5,128	-
Short-term loans from related parties	2,586	2,748
Trade payables	72,540	59,430
Account payables to related parties	1,086	1,227
Accrued expenses and other liabilities	24,403	25,774

Total current liabilities	105,743	89,179

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	8,671	8,993
Accrued severance pay	4,194	4,217
Long-term warranty provision	1,154	1,145
Deferred tax liabilities, net	4,021	4,935
Share-based payment	966	805

Total long-term liabilities	19,006	20,095

REDEEMABLE NON-CONTROLLING INTEREST	7,989	8,715

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Ordinary shares	369	369
Additional paid-in capital	140,112	139,964
Accumulated other comprehensive income	(1,932)	(534)
Retained earnings	197,573	181,212

Total equity	336,122	321,011

Total liabilities and equity	$468,860	$439,000

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of income

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2015	2014
	(Unaudited)	(Unaudited)

Revenues	$107,811	$94,414
Cost of revenues	62,497	55,227

Gross profit	45,314	39,187

Operating expenses:
Research and development	708	603
Marketing and selling	15,562	13,719
General and administrative	8,299	7,598

Total operating expenses	24,569	21,920

Operating income	20,745	17,267
Finance expenses, net	1,892	1,565

Income before taxes on income	18,853	15,702
Taxes on income	2,471	2,229

Net income	$16,382	$13,473

Net income attributable to non-controlling interest	(21)	(203)
Net income attributable to controlling interest	$16,361	$13,270
Basic net income per ordinary share	$0.47	$0.38
Diluted net income per ordinary share	$0.46	$0.37
Weighted average number of ordinary shares used in computing basic income per ordinary share	35,146,499	34,808,850
Weighted average number of ordinary shares used in computing diluted income per ordinary share	35,465,204	35,394,963

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Condensed Consolidated statements of cash flows on a Non-GAAP Basis (Unaudited)

	Three months ended March 31,
U.S. dollars in thousands	2015	2014

Cash flows from operating activities:

Net income	$16,382	$13,473
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,681	4,245
Share-based compensation expense	(266)	618
Accrued severance pay, net	(4)	49
Changes in deferred tax, net	(2,015)	(1,305)
Increase in trade receivables	(2,673)	(1,391)
Increase (decrease) in other accounts receivable and prepaid expenses	(1,500)	88
Increase in inventories	(10,627)	(11,199)
Increase (decrease) in trade payables	(681)	1,716
Increase (decrease) in warranty provision	(231)	26
Increase (decrease) in accrued expenses and other liabilities including related parties	(374)	569

Net cash provided by operating activities	2,692	6,889

Cash flows from investing activities:

Purchase of property, plant and equipment	(19,835)	(6,380)
Decrease (increase) in long term deposits	50	(1,586)

Net cash used in investing activities	(19,785)	(7,966)

Cash flows from financing activities:

Short-term bank credit and loans, net	5,128	(269)
Repayment of a financing leaseback related to Bar-Lev transaction	(269)	(295)

Net cash provided by (used in) financing activities	4,859	(564)

Effect of exchange rate differences on cash and cash equivalents	(963)	179

Increase (decrease) in cash and cash equivalents and short-term bank deposits	(13,197)	(1,462)
Cash and cash equivalents short-term bank deposits at beginning of the period	54,327	92,248

Cash and cash equivalents and short-term bank deposits at end of the period	$41,130	$90,786

Non - cash investing:
Purchase of fixed assets with credit from suppliers	13,791	4,444

Caesarstone Sdot-Yam Ltd. and its subsidiaries (Unaudited)

	Three months ended March 31,
U.S. dollars in thousands	2015	2014

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$16,382	$13,473
Finance expenses, net	1,892	1,565
Taxes on income	2,471	2,229
Depreciation and amortization	4,681	4,245
Share-based compensation expense (a)	88	618
Adjusted EBITDA (Non-GAAP)	$25,514	$22,130

(a)	Share-based compensation includes expenses related to stock options and phantom awards granted to employees of the Company.

Caesarstone Sdot-Yam Ltd. and its subsidiaries (Unaudited)

	Three months ended March 31,
U.S. dollars in thousands	2015	2014

Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$16,361	$13,270
Share-based compensation expense (a)	88	618
Total adjustments	88	618
Less tax on non-tax adjustments (b)	12	88
Total adjustments after tax	76	530

Adjusted net income attributable to controlling interest (Non-GAAP)	$16,437	$13,800
Adjusted diluted EPS (c)	$0.46	$0.39

(a)	Share-based compensation includes expenses related to stock options and phantom awards granted to employees of the Company.
(b)	Tax adjustments for the three months ended March 31, 2015 and 2014 were based on the effective tax rates for these periods, respectively.
(c)	In calculating adjusted diluted (non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Geographic breakdown of revenues by region (Unaudited)

	Three months ended March 31,
U.S. dollars in thousands	2015	2014

USA	$48,014	$37,626
Australia	23,370	21,319
Canada	13,927	11,737
Israel	9,850	11,261
Europe	4,653	4,698
Rest of World	7,997	7,773
	$107,811	$94,414

Adjusted net income attributable to controlling interest for the full year of 2014 increased by 29.0% to $82.5 million, compared to the fiscal 2013 level of $64.0 million. Adjusted diluted earnings per share were $2.33 in 2014, compared to $1.82 in the prior year.

The Company's balance sheet as of December 31, 2014 remained solid with cash and bank deposits of $54.3 million, after total capital expenditures of $86.4 million during 2014 and a $0.57 per ordinary share dividend paid during the fourth quarter.  This compares to $92.2 million as of December 31, 2013.

Guidance

The Company today issued guidance for the full-year of 2015. Taking into consideration, among other items, current exchange rates and the temporary inefficiencies associated with opening its new U.S. manufacturing facility, it expects its 2015 revenues to be in the range of $515 million to $525 million, and adjusted EBITDA to be in the range of $123 million to $129 million.

Conference Call Details

Yosef Shiran, the Company's Chief Executive Officer, and Yair Averbuch, the Company's Chief Financial Officer, will host a conference call today, February 11, 2015, at 8:30 a.m. ET to discuss the results of the fourth quarter and fiscal year ended December 31, 2014, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-888-417-8465 or +1-719-457-2727 (international). Israeli participants can dial in at 1-80-924-5906. The pass code is 6022869.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 6022869. The replay will be available beginning at 11:30 a.m. ET on February 11, 2015 and will last through 11:59 PM EST February 25, 2015.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risk factors and uncertainties include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, including quartz, polymer resins and pigments; fluctuations in currency exchange rates; unpredictability of seasonal fluctuations in revenues; the outcome of silicosis claims and the claim by our former quartz processor; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229